Mail Stop 3561

November 18, 2008

By U.S. Mail and facsimile to 562-630-9924

Manuel Irarrazaval
Chief Financial Officer
Empresa Nacional de Electricidad S.A.
Santa Rosa 76
Santiago, Chile

  Re: Empresa Nacional de Electricidad S.A.
    Annual Report on Form 20-F for Fiscal Year Ended December 31,
    2007
    Filed June 6, 2008
    File No. 001-13240

Dear Mr. Irarrazaval:

  We have completed our review of your referenced filing and have no further comments at this time.

      Sincerely,

      H. Christopher Owings
      Assistant Director